Exhibit 4.3.2

FIRST AMENDMENT TO

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

(Amended and Restated Effective as of July 1, 2015)

WHEREAS, Exelon Corporation, a Pennsylvania corporation (the “Company”), has adopted and maintains a profit sharing plan with a qualified cash or deferred arrangement for the benefit of employees of the Company and certain of its subsidiaries titled “Exelon Corporation Employee Savings Plan” (the “Plan”) which has been amended and restated effective as of July 1, 2015; and

WHEREAS, the Company desires to amend the Plan to set forth the Matching Contributions for Employees employed at the James A. FitzPatrick Nuclear Power Station, the terms of whose employment are subject to a collective bargaining agreement.

NOW, THEREFORE, RESOLVED, that pursuant to the power of amendment contained in Section 16.1 of the Plan, the Plan is amended, effective as of the closing date of the purchase of assets contemplated by the Asset Purchase Agreement dated August 8, 2016 between Entergy Nuclear FitzPatrick LLC, as seller, and Exelon Generation Company, LLC, as buyer, as follows:

1. Section 4.3(a) is amended by renumbering clauses (ii) and (iii) as clauses (iii) and (iv), respectively, and by inserting the following new clause immediately following clause (i) that appears therein:

(ii)	For each Participant employed at the James A. FitzPatrick Nuclear Power Station, the terms of whose employment are subject to a collective bargaining agreement with the International Brotherhood of Electrical Workers, Local 97 Production and Maintenance, or the International Brotherhood of Electrical Workers, Local 97 Security, an amount equal to 70 percent of Matched Contributions, as defined below, but only to the extent that Matched Contributions do not exceed 6 percent of the Participant’s Compensation for the payroll period.

2. Section 4.3(a) is further amended (a) by inserting the parenthetical phrase “(except for a Participant described in clause (ii) of this Section 4.3(a))” immediately following the words “Local Union 97” that appear in clause (iii) thereof, as renumbered; and (b) by changing all references to clause (ii) and clause (iii) that appear following clause (iv) therein, as renumbered, to clause (iii) and clause (iv), respectively.

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IN WITNESS WHEREOF, Exelon Corporation has caused this instrument to be executed by its Senior Vice President and Chief Human Resources Officer on this 31st day of March, 2017.

EXELON CORPORATION

By:	/s/ Amy E. Best
Amy E. Best
Senior Vice President and
Chief Human Resources Officer

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